Filed by Progress Energy, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.

Commission File No.: 001-15929

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Progress Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Progress Energy’s or Duke Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the “Risk Factors” section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Progress Energy nor Duke Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress’ website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in The Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.

The following is the transcript of a Progress Energy employee town hall meeting, a video recording of which has been made available on the Progress Energy intranet site:

BILL JOHNSON

Good morning. Thanks for being here. I’m glad to see all of you; some of you I can see better than others. It’s pretty bright up here.

I really appreciate you coming; we have some things to talk about today. You know we made a big announcement Monday about a merger with Duke. Most of you weren’t surprised because you read it in the paper starting last Thursday. I want to apologize about that. You know one of the things we do in this company is try to be transparent and talk about things as quickly as we can. We had hoped to announce this to you on Monday when we put out the press release; you probably saw the video that we showed on Monday. But there’s a whole cottage industry of folks who like to ferret these things out and report on them but I would have much preferred to have been the first person to tell you.

But it’s out there and actually since it started legal we’ve had little more time to talk about it and think about it. And I will tell you I’ve heard from many of you, different reactions. I think the general reaction is it makes good business sense; it’s good for the customer. Well, what’s the essential question everybody is asking? What about me? It’s a good question. It’s a fair question and that’s what we’re here to talk about.

So I’m the person mainly responsible to you all for making this decision, so I’m here to tell you what I know and to answer your questions and be as open as I can about this. Remember we’re in the early stages so there are some things we don’t know a lot about but, you know, one of my mottos is tell the truth as fast as you can so that’s what we’re going to do today. But what do we always do first? Man, we’ve got to do better than that. What do we always do first?

RESPONSE: Safety.

All right, we’ll have a safety briefing from Lee Mazzocchi. Good morning, Lee.

LEE MAZZOCCHI

Good morning, Bill, and good morning, everybody. Just a very brief introduction. You know operational excellence and focus on safety is still our priority, even in the midst of a merger that’s clearly on your mind. So I want to touch three points today and connect them together. I’m going to talk about hazard recognition, talk about distractions and talk about the choices that we make every day.

So you know most of us here today are predominantly working in the office environment and that environment may be more forgiving in terms of the consequences of safety, accidents, events and injuries to the point where we may let our guard down more often than others. This week we’ve had, you know, obvious hazards that have been in front of us. We’ve had inclement weather that’s created driving hazards, we’ve had pedestrian hazards. And in many cases we’ve seen employees make really good decisions, the choices that we made around when to come to work or what route I would take to work or, when walking, what are the slick spots or maybe the exposed areas that might be more prone or more susceptible to accident or injury, making deliberate choices around what we can do to rid—to mitigate those risks and hazards.

That’s easy when the hazards are very large and obvious. But when you move into more routine operations like we see when we’re not in a hazardous weather situation or when we go back to work, you know those hazards are less obvious and it’s much easier to put our guard down. So think about the choices that we make under more routine scenarios. You know, simple choices, as an example, choosing to, to use the escalator on Wilmington Street because the handrail has ice on it, you know. Very subtle, the threat, but clearly a choice we could make. Or looking through the glass before you open a door to see if there’s somebody standing on the other side, or there are common areas between cubicles and hallways that are collision points, so do we slowly proceed into those with caution. Keeping the level of discipline up and making the right choices in the high-hazard situations and in the low-hazard situations is the challenge for all of us, especially here in the office environment.

And when you have distractions going on, especially distractions like might be caused by the uncertainty of a merger, what does it mean to me; the speculation and rumor and coffee pot discussion that can often be distracting only adds to that. So I really ask you to think about what are the choices that we can make under those more routine scenarios.

So just a simple example, you’re walking here from Two Progress Plaza. You can come down Wilmington Street and make several road crossings or maybe you can walk across Wilmington Street and come down Fayetteville Street. One of those might be a lower risk scenario. Think about that. Deploy that discipline in every deliberate action, every step that you take and really remain vigilant to that, knowing that distractions exist and will continue to exist and in this area of uncertainty they can easily encourage you to let your guard down.

So, thank you, Bill.

BILL JOHNSON

Thank you, Lee.

So let me just put a fine point on that. If you’re like me, you’re feeling a little anxiety, a little uncertainty, all some personal feelings here and we know what that leads to. Distraction, right? So let’s follow Lee’s advice. Every day, every mile, every task, think about the hazards, think about the risks, think about the choices we make. So you know what I’m going to ask, don’t you? Are you with me on that?

RESPONSE

Yes.

BILL JOHNSON

So before we get to discussion of the merger, there’s another thing we should mention here. We had a tragedy in our company earlier this week. Ashley Turton, a governmental affairs specialist in Washington, was killed in a tragic accident. Some of you knew Ashley. She was with us for about three years and made a huge impact on our company. Tragically she leaves behind three young children, a husband, bereaved parents and many bereaved friends here in the company. So let us take a little time over the next couple of days to make sure that we’re remembering her and her family. You’ll have some opportunities to help her family and if you feel the generosity of spirit that would be a good thing to do. A tragedy.

On a better note yesterday, one day this week an employee in Florida saved a person from drowning. So it comes in all shades, so best wishes to Ashley and her family. Thank you.

All right. Let’s talk about the merger with Duke. I want to talk about three things: why, why Duke, why now and then we’ll get to your questions. I’m going to be pretty brief here.

Why? And the simple answer is this; it makes fulfilling our mission more feasible. It makes fulfilling our mission more feasible. So think back to the employee meetings we had in the fall. Think about the challenges we talked about, right? Uncertainty in the economy, customer usage, customer growth, environmental regulation, old infrastructure, all of these things are significant challenges to us. And think about where we’ve been as a company over the last couple of years. Two years ago we froze the dividend, an unprecedented step in the company’s history. Last year we cut the incentives, right? You all know that. And this year we start the year with about I think (unintelligible) 75 percent of the incentives.

So these things we’ve had to deal with over the last couple of years, and think about how hard it is. We have squeezed on O&M, right? Management of cost, the CBE initiative, the Lean initiatives, these are all in response to the challenges that face us and those challenges aren’t going away, right?

You’ve heard me, I think harp is an appropriate word, on efficiency, on Lean. Why? Because that’s where we need to be to reduce our costs so that we can produce results for customers, shareholders and for the vast majority of the employees. So this combination makes it more feasible for us to fulfill our mission every day.

Think about the three circles I showed you on a slide: customers, investors, employees. All three of those groups have a better opportunity here, so let me explain this one at a time.

If you’re a customer, what are you going to see? Well, if you’re a customer in the Carolinas you’re going to see some immediate efficiencies by combining the systems and operating them as one. And over time if you’re a customer you’re going to see us do everything we can to mitigate the cost increases that are coming through efficiency, through joint dispatch, through better access to capital through lower cost of capital. So the customers are clearly better off with this.

If you’re an investor in Progress, what do you see? Here’s what you see. You get a 7 percent premium on the stock, you get an increased dividend that is growing, right? You have a better earnings trajectory over the next couple years, which means the stock price has a better chance to increase, and you have much better credit metrics so that our access to capital is cheaper and easier.

So from the investor’s viewpoint, and everybody in the room is an investor in the company, there’s pretty significant value here for you. Excuse me.

So let’s talk about employees. For the majority, the vast majority of employees, this is a better opportunity. You get to grow in your career in a bigger, more robust company, right? You have more stability in the funding of your pensions. It’s a better opportunity for most employees. Those are facts.

But there are some downsides, right? Some employees will leave. So would you like me to speak frankly or how do you want to do this? All right. Some employees will leave and you know that’s a really personal thing. It depends on where you are in your career. You know if you’re 60, 62, thinking about retirement, you have a view of this that’s probably pretty favorable, right? If you’re 30 you know and you just started here and wanted to make a career here and you’re in a position that might get combined, you have a different view. So we’re not all in the same place about this. It’s very personal.

Now what are we going to do about this? Well, we’re going to combine the companies. We’re going to spend the next year working on integration planning, how do you put the two organizations together, right. And during that process, once we decide things and learn things, you will know quickly, and I’ll come back to this topic. But for my money, from my point of view, this really is the best opportunity for customers, shareholders and the vast majority of our employees, so that’s why we’re doing it.

Why Duke? Well, they started a conversation with us a couple of months ago. I personally have believed for quite some time there will be consolidation in our industry. There is a lot of these combinations already announced this year and I think you’re going to see more of this. So they started a conversation and as we studied it and studied our options, including standing alone, the results we can produce are better.

There are some very good advantages with Duke. We are contiguous in the Carolinas, we are interconnected, we’re next door. We can produce very quick savings for customers here. At the core of our companies we share a lot of cultural similarities. In the utilities business, we’re all about serving customers, right, carrying out that mission every day, and you’ve got the headquarters of the biggest utility company in North Carolina. So I will tell you, just as a practical matter, every company looks at combinations all the time as part of your strategic planning, and we have looked over the years and you have heard rumors in the past about this.

This combination makes the most sense, especially over the longer term but even immediately for the three circles I’ve described.

That brings me to the third question, which is why now, right? Well, two reasons and I’ve already mentioned them, the future. The immediate future, the EPA regulation, the NRC regulation, NERC, FERC, transmission regulation, everything we see tells us increase in cost to consumers and huge capital spending by utilities, right. So what we’re looking at now is a need to get bigger so that we can meet these challenges on a bigger platform with better access to capital and efficiency, that we can be a more efficient company and mitigate, to the extent possible, future increases to customers.

We are at a tipping point I think, I hate to use that word, the book wasn’t very good. But we’re at a tipping point here, I think, in the industry where you think about this, over the last 50 years electric prices have been steady or declining slightly in real terms. They’ve gone up a little bit in the last 10 years on fuel but generally pretty flat in real terms. We’re about to see an increase that I think will be significant, and so scale, size, access to capital and efficiency are really the keys to success at this point.

So those are the answers to the three questions. Now it’s time for your questions and we have microphones around and as you ponder a question let me start with one that someone put in.

Question: I’m a single woman who lives alone. I’ve never been through a merger before. I’m scared. I have a mortgage, car loan, other bills. What would you do if you were in my shoes, Mr. Johnson?

Answer from Bill Johnson: So as I said earlier, this is a, I think, a no-brainer for the business and financial reasons for the customers and this is the kind of question that’s the heartbreaking question for me, right? What about the employees? So as I said earlier, we are going to lose some positions, lose some jobs, and I’ll get to a specific answer here but over the next year we’ll be planning this. Nothing happens over the next year, right? And then we’re going to combine the companies and it will take several years to do that. In the company we have a lot of retirements. We have a great number of people who are retirement eligible. We have a natural attrition of several hundred every year and we have vacancies. So the first thing we’re going to do is take advantage of those as we combine, right? That’s a natural idea. And then whatever else we have to do to be efficient and have the most efficient company we can, here’s my commitment to you. We’ll do the right thing.

I hope you believe that in the time since I’ve been your CEO fairness has been something I have focused on. That’s been one of my objectives and your senior management teams’ and that’s not about to change. So if we go through attrition, retirements, vacancy management and we have to eliminate some more positions, we’ll do that in a fair way, we’ll do that in the right way and we will keep employee well-being at the front of our minds.

All right, so to the specific question, what would I do? First of all I would focus every day on the job in front of me. I’d focus on what Lee said, I’d focus on safety and I would focus on every day doing my job, right? There are going to be distractions, we’re going to have some water cooler chat about this. Let’s focus on doing every day what we have to do. Two, let’s focus on the things that we can control, right? What can we control? We can control our behavior, our attitude, our work. So let’s focus on what we can control. Three, as more information comes out, you’re going to know more and you’re going to decide what you want to do. Again, this is a very personal kind of thing. One size doesn’t fit all. So you’re going to have to be a little patient with us. You’ll know as quickly as you can know and there’s really nothing else you can do.

Opportunities arrive in your life. You have to, like, always think about those. But really what else can you do? So focus on your job, focus on safety, have a good attitude, wait for information and react to information. We’ll have all kinds of support and help from managers and from HR and elsewhere, but at the end of this I’ll just tell you again, as simple as I can say it, we’re going to do the right thing. Ya’ll with me on that?

So, questions. Ya’ll didn’t come all the way over here just to hear that. All right. A brave soul.

Question: Good morning, Bill. This is Brian Figero in the tax service department. Thank you for inviting us here today to have this open forum to discuss various questions. The key question I’m going to ask you is going to be, like, maybe two or three in a row, so don’t let, don’t sit down and relax when, after you answer the first one.

Two years ago while during the Let’s Connect meetings you talked about during the downturn in the economy how we need to be more efficient, try to do the 2 to 3 percent things to get more efficiencies out of the company, and I think as a company we’ve done that for you, and at that point in time you were like our cheerleader and said this is what we’re going to do. So you said how are you going to keep us engaged in performing our work to be able to achieve more of these things, so we went to the CBEs and now we’re asking more of 3 to 5 percent. You’re going too Lean. We’re doing those things and you said during the downturn in the economy we’re doing these things to protect your jobs. Now, that is in jeopardy for a lot of people here in this room. So how are you going to keep us engaged and promise to protect our jobs two years ago to now.

Another question I have is while we’re—

Answer from Bill Johnson: Why don’t we take these one at a time. So let me start here and, again, I’m going to tell it like it is. Have I ever promised anyone here to keep your job? Everybody’s job happens every day, including mine, right? So you generally described, I’m not taking any issue with what you said, a couple of years, the last couple years, efficiency, effectiveness, 3 to 5 percent efficiency, right? That’s what I’ve been saying. How do you get that efficiency over time? Two ways, process, be better, faster, safer, cheaper, but it also implies at the end of the process there were going to be fewer people working here, right? I think I’ve been pretty clear about that.

The strategy has been one of attrition over time, managing—it’s the same story. But at the end of this process there’d have been fewer people working here. And if you look at what the savings that we need to achieve here to make this work, it looks just like the 3 to 5 percent I’ve been talking about. So in some sense this accelerates a process that was going to happen anyways, right? Does that make sense to you?

It accelerates a part of the efficiency process, it forces it in a way so it’s a little quicker. That process and that whole thing about efficiency doesn’t give us the other benefits we get here, though, which is size, scale, diversity of assets, access to the capital markets, a bigger platform, right. So there are other things you have to think about this. The way I think about the question you’ve asked, this accelerates and forces a process that we were in anyways. Does that generally make sense to you? So that’s either a yes or a no. So I think you come out in the same place; this is just a little quicker.

All right. Brian, did you like that answer?

Question: That’s the answer that you state and it’s rhetoric. It’s what we hear over and over again, so it’s nothing new or nothing surprising. So how do you engage us in the future and I’ll give you some examples. Like you said, during the year people have a choice to leave to pursue what they want to do in their careers, but for those to stay who now have to take on the responsibilities of those that have left their departments or have lost contacts in other departments who need to receive, you know, valuable information and their workload becomes backed up, what type of plans are there in place to help those that stay to produce work that the company needs to be successful during this time?

Answer from Bill Johnson: So let me take that in two parts. Let me take the second part first about retention, about keeping key people. Everybody is a key person, don’t get me wrong. We’re just at the beginning phase of that but we will have plans. Paula Sims, I’ll call on her in a minute to talk about integration planning, but we will have plenty of support and plenty of reason to stay around and do our work and that’ll be explained as we go through integration.

But let me go back to the engagement question. How many of you think I or your management team can actually get you engaged? So where does engagement come from? Right here, right? And what does it look like? Am I a professional about my work, right? Am I going to do the best job I can every day? Do I like the people around me and am I willing to help them? So here’s how I’m going to engage you. I’m going to be as direct, honest and transparent as I can be, I’m going to look out for your best interests to the greatest extent I can and then we’re going to work every day and do our jobs and focus on what’s in front of us, right. A lot of this isn’t going to change.

My commitment to you and yours to me are not going to change in this. I still am going to believe every day that every employee deserves the best leadership they can get and I’m going to focus on that. None of that’s going to change. So I’m going to count on you to be engaged because it’s good for you personally, it’s good for your families, it’s good for the people who count on us every day, our customers, right. I’m going to ask you to be as engaged as you have been. But in addition, we’ll have programs, we’ll have retention, we’ll have whatever we need to do to make sure that the work gets done. Ya’ll with me on that?

All right. Part three. Wait, I want to ask you was that a clear answer?

Question: That is something that I understand and would appreciate and expect from leadership to be able to place programs, communicate those programs to us to understand how we can go about our jobs on a day-to-day basis and not have to overwork or become extended outside of our normal means because of loss of positions that are not being refilled because of, like you said, the attrition that’s needed, the vacancies that are not going to be replaced during this time due to collecting of the Duke Energy employees with the Progress Energy employees.

Answer from Bill Johnson: So you know the fact is we can’t miss a beat here, right. We’re here, we have a job to do every day and we’ve got millions of people that count on us every day. We can’t miss a beat and we won’t, and so the management team will be amped up on this, there’ll be plenty of ways to do this. But one of the things I’m going to ask you to do is if you see the situation Brian has described, speak up, right? There’s no shame in asking for help. Don’t I ask for your help all the time? I’m not ashamed to do it, so all right, part three.

Question: The last thing I want to talk about is the substantial presence in Raleigh. A lot of people have home base here in Raleigh and would like to continue and develop their home base here in Raleigh. But as you mentioned, the Duke headquarters is in Charlotte. What type of substantial presence here versus I guess relocation for Charlotte is there in the future for a lot of us here at Service Company?

Answer from Bill Johnson: So the answer to that question, and I’m not being evasive or vague, we really don’t know the specifics of that question yet. What we are signaling in the substantial presence in Raleigh is the importance of Raleigh to the combined company, for one thing, and the importance of having a substantial presence here to continue to be the good corporate citizens we’ve been for one hundred years. So let’s think about a couple things.

The utility will remain headquartered here. Progress Energy will be headquartered here and still be called Progress Energy, so that’s a big presence. And there will also be some other functions headquartered here from the combined company. Again, as soon as those are decided I’ll let you know; we’ll let you know. Typical in these kind of transactions you don’t have that specific detail worked out, but everybody sort of knows that substantial presence means a substantial presence. And I think if you look at the quote and you look at Jim Rogers’ quote, it’s actually a very substantial presence. So there’s always a little uncertainty about this but I’m going to stick with the very substantial presence here and let you know more as we know more.

So that wasn’t a very good answer, but it’s the answer. Thank you for those questions. Who’s next?

Question: Good morning, Mr. Johnson. Steve Fordis with Central Engineering. First, I just want to say as a manager, employee, as a stockholder, congratulations and thank you for making a decision leading us in a decision that obviously is good for the investors, good for our customers and good for the vast number of our employees.

You alluded to it and it came up both in the conference call and your initial video you put out about the utilities remaining distinct, being Progress and Duke in the Carolinas. Can you give us a little more insight into the how and why it will still be two distinct utilities?

Answer from Bill Johnson: Yes. First of all, Steve, thanks for your initial comment. It means a lot to me. So why do the utilities remain separate? They’re separate legal entities with separate financial structures, separate customer bases and different rates, right. So Duke’s rates, our future rates [are] lower in their territories, and so trying to mash them together, that may happen over a decade or two decades but it’s just not feasible. And also just in my own way of thinking, it confuses the customer for no good reason. It costs you money to rebrand things. How many of you were here when we did the Florida transaction?

All right. So we changed everybody’s name. In Florida I think we finally have people who know who Progress Energy is. Here, how many of you still hear oh, you work at CP&L? So the customer, the customer likes stability. They don’t want to go through this for no reason. And also when you start rebranding it costs you a lot of money, so now you’re talking about new signs, new logos, new things on the trucks and this just makes more sense. So will it stay this way forever? I don’t know. Is that the way it’s going to be for a while? Yes. You’ve got all those shirts that say Progress Energy on them; I don’t want you to have to—. I’ve got a whole closet full of them. What else.

Question: Hey, Bill. It’s Kristie Plaga from corporate communications. Over here.

Answer from Bill Johnson: There you are. I got you. It’s really bright up here by the way.

Question: I put this question to our vice president but I’d like to hear it from you talking about Duke’s structure compared to our corporate structure, would Progress Energy be absorbed into or the jobs assimilated into the way Duke Power is structured or will the company be built from the ground up as far as the Service Company goes?

Answer from Bill Johnson: So what’d your VP say? So you’ve got to start with a structure, right, and we have a structure. If you look in the presentation we made Monday, there’s a sort of a headline structure and some functions logically go in certain places in that structure, right. So, for example, you would think accounting and financial services go with the Chief Financial Officer. But we really haven’t given a great deal of thought to how you arrange under that top level. I mean we have a putative organizational chart, but one of the things we’re doing as we go through integration is how does all this actually really fit together.

You know one of the reasons we named the top, I don’t know, ten or eight yesterday or Monday is so that we get a jump on integration so we get started right away and people know what their accountability is, what they’re going to have to live with, right, after the transaction closes. But the specifics of your question, I’m not evading it; I just think that’s where we are. We know what the top-line structure looks like. How it works after that, we’ll be working on it for the next couple of years.

Was that a good answer? It wasn’t a good answer, but that’s all I know.

Paula, if I can get you to give us a word or two about what’s actually going to happen, integration, what all that means, what you’re doing.

PAULA SIMS

Okay. Thank you, Bill. Good morning, everybody. It is a privilege to be leading the integration and I want you to know that I take that responsibility very seriously. Understandably, there are a lot of questions that have come up and I will tell you that it’s my job, a big part of my job, to get you those answers. So, sorry, Bill, that you didn’t have them all today.

So you might find this hard to believe, but we are really just getting started. I am meeting with my counterpart face-to-face this afternoon for the first time. So if it seems like there’s a big void we are not trying to hide anything from you. But I will tell you that I am off to a good start with my counterpart, A. R. Mullinax. He’s had an opportunity to do, be involved in an integration before, as have I and the two conversations that we’ve had yesterday and today we are of mind-share on a couple of important principles, that being that we are committed to communicating with you openly and timely and that we’re going to treat employees fairly. And we’re committed to those integration principles.

So a lot more questions than answers, but what can you expect over the next few weeks. One is, it may seem a little quiet and that is unintentional. We will try not to let that quiet period go too long, but we are going to be in planning phase. I expect that we’re going to name the integration leads for the functional areas in the coming weeks, and that will be helpful to all of us to have a focal point for the integration for each function. And following that, we’ll get started. We also are working on making sure that we’ve got open communication channels. You should have seen the link where you can submit questions and ideas and we’ll be pulling those together to respond to it as well as other communication channels.

So that’s where we are, Bill, just getting started and committed to timely and open communication. Thank you.

BILL JOHNSON

Thank you. So let me ask you how many of you in here know somebody that works at Duke? How many of you have been tempted to call that person and talk to them? Don’t do it. There are a lot of legal implications for this. There’s anti-trust implications and so what we need to do is continue our interaction with that company that we usually have, so benchmarking, all these kind of things but nothing out of the ordinary and really the only thing that can happen is nothing good, so let’s resist that urge.

All right. What else? There’s one up here. There’s one behind you Marcia.

Question: Good morning. David Hagood, IT&T. What’s your response to the analysts who think that we didn’t get a fair market value for our company?

Answer from Bill Johnson: Well, obviously I disagree with that. So you think about the way this is structured. It’s a premium of about 7 percent. We get a pickup in the dividend; we have dividend growth so you get accretion over the years. You know, as I said, we cut it two years ago and certainly couldn’t get back to growing it until we get through a couple more rate cases. We get a lower dividend payout. We have better growth trajectory and earnings growth, hence stock price growth and credit. So those are pretty strong positives to me about this.

The other thing you need to just ponder a little bit; this is really a strategic combination. So yeah, sure, acquiring our shares, but this is not an acquisition. And generally just in theory if you do a straight out acquisition, you might pay a bigger premium but some of these other benefits you’re hard to get. So you think about what’s happening here, equal division of the senior management positions meaning we’ll have a lot of influence on the strategy and direction that our shareholders today want to see. We have a good presence on the board, more than a straight out acquisition gets. We have a common view of the strategy going forward, and so really this is almost a merger of equals between companies that are not equals. You know they are twice our size.

But I think when you put all the pieces together here, the conclusion we’ll come to is, this is, this is a very good deal for our shareholders and a very good deal for the shareholders going forward with a combined company. So maybe I’ll ask Mr. Mulhern. He’s been talking to those people over the last couple days, his view of this.

MARK MULHERN

Thank you, Bill. You know, I do think this’ll turn out to be a very good transaction. There has been a little bit of negativity from some folks in terms of the premium and I think Bill hit it right on the head. You know it’s a combination of factors that you have to take into consideration. So I think, you know, I think the stock right out of the blocks as you know was down a little bit on the day of the announcement. But I think what you have to do is look back to when the rumors started and so the stock was actually up about 4 and a half percent on that Thursday, Friday timeframe where everybody else was kind of flat. So if you think about that 7 percent premium number, you’ve probably got two thirds of that amount on that Thursday and Friday and then it kind of just trended down a little bit. I think we will trade right in line with Duke’s stock now because again we’re accepting their shares as consideration here.

I think a couple other things I’d say: Duke has a more complicated business than we do. You know what we do, we’ve got two regulated electric utilities. Duke has some international operations, they have some renewable businesses, so it’s a little more complex, and I think the analysts and some of our investors frankly have said, boy, we really knew what you guys were doing; we’re not sure about what they do and there’s not a coherence necessarily of strategy. And I think that’s the big opportunity for us is to really clarify and make sure that everybody understands what we’re doing and that we do it in the best way we can. So I think we have actually an excellent opportunity after we close the transaction of the two companies to earn the allowed ROEs and the regulated business to invest in what we know how to do and to be very clear about that. And I think one of the things you’ve seen since Bill’s been in the CEO job is we’ve been extremely clear and candid about what we’re trying to do and what we think we’re good at. So from my perspective, this is a fantastic opportunity, I know, and I will tell you personally I got to North Carolina when I was 35 years old, 15 years ago, as a result of one of these transactions. The company I worked for in Syracuse, New York, got sold, everybody lost their job. You had to either relocate to Dearborn, Michigan, or do something else. So I’ve been through it and people get, you know people get different opportunities. It will get you out of your comfort zone, some people, and it’ll be uncomfortable for you, but I think you have to be optimistic and open-minded and positive about it and I think Bill’s hit it right on the head, you’ve got to do your job, you’ve got to be positive about it and look for opportunities and there may be a great one right in front of your face. It may be with this company, it may be in Raleigh, it may be in Charlotte. But I think you just have to be open-minded and be positive about it.

BILL JOHNSON

Thanks, Mark. One other thing, as you read the comments from analysts or investors, you have to know who they are and what they do because there are all different kind of investment theses out there and what some investors or some fund managers want is a big premium. So they take the premium and move it out of the stock, right. Some of them want a long-term buy and hold, focus on the dividend, those kind of things. Those people will be positive about this. So it sort of depends on what you’re doing for a business as that investor how you view it.

Question: Bill, up here. It’s Jeff. Hey, we’re already hearing, employees are hearing rumors right now and you alluded just a minute ago to, to how many of you have had conversations with people at Duke. Could you just for a second speak to the fact, I guess, that you know information about the transaction, about the plans are going to be coming out from both sides kind of equally, because I think people are concerned that maybe some of the Duke employees are hearing things first, hearing things before we do, that kind of thing. Could you address that?

Answer from Bill Johnson: Yes. We have been tightly collaborating and planning. Our communication and financial people have been right next to their counterparts at Duke and so we are doing everything in lockstep. I don’t think they know anything before we do or anything different, so we’ve actually sat down as a management group with their management group, went through all the materials, the plans. And so the idea here is that nobody knows anything first, right, that we do this together and everybody knows the same thing at the same time.

Company-specific stuff is different but again, what I said when I started, tell the truth as fast as you can. That’s what we’re planning on doing and I think we’ve been well coordinated so far in that. In fact, I will say, and I’ll give a little shoutout to our corporate comm people, I think they’ve done an excellent job of helping prepare this and get the messages out. So I’ve been very proud of their role in this.

All right. I think we have one over here.

Question: Hi, Bill. Barbara Miller, Talent Development. You had mentioned one of the benefits for employees was the stability in funding pensions. Can you tell us a little bit more about that?

Answer from Bill Johnson: I’ll just say as we talked through the negotiations they are at a higher funding level of the pension than we are and we would expect after the transaction to have all the pension plans funded at a higher level. So that seems like a good thing to me.

Mr. Mulhern’s going to either add something or correct me.

MARK MULHERN

I wouldn’t dream of it. I just wanted to make one point and not necessarily on the pension. And Bill went through this when he talked on the benefits of the transaction, but just to give you a perspective, and you all heard this at the employee meeting. We have operating cash flow stand alone of about $2 billion a year and you know we fund maintenance capital and fund the business and do all that. Two billion. Combined, combined company has $6 and one half billion of annual cash flow. Big difference. Margin for error is the way I think about it, right. Our margin for error in our situation when we were spending a lot of money as Bill talked about the emerging issues in the industry and the requirements we have to spend capital, when that $2 billion, make it $6 and one half billion, you got a lot more margin for error and that’s a really good thing.

BILL JOHNSON

And it’s not just error, it’s... You know things happen, right? Things happen in life. You crack the containment at Crystal River, right? Things happen and that’s just one example but it’s .... And Mark said, now there’s a much bigger cushion because you know this, you see it every day. If you’re in business, at home, whatever, things happen. Nothing ever works out exactly like you think it’s going to and this is just a bigger cushion.

Question: Rodney Wright with IT&T. I’m curious for just having a little clarification as how the whole merger idea transpired and did we solicit Duke specifically or did we solicit all neighboring utilities in an effort to grow?

Answer from Bill Johnson: So I’ve got to be careful with this answer. Let me just say historically if you look around the neighborhood, we’re the smallest player. If you take SCANA out of the picture, right, so we’ve got the giants around us, all of whom are twice our size, and so we haven’t had to solicit any discussion, people are discussing things with us all the time.

In this particular case, their CEO called me right after the July 4th holiday and said would you like to talk about it. So it was an overture. We spent, what, six months doing this and we had a couple talks and we did a little work and we talked a little more seriously and then just sort of evolved from there. But the reason I mention six months is this wasn’t a whim. This wasn’t something that was done overnight. We really understand each other’s companies, understand why we think this makes so much sense, understand what the platform is going forward. So this has had a lot of attention and detail over the last six months.

And you know to that point one thing I want to tell you, you heard me talk about what’s happening in the future, what’s happened over the last couple of years. I am a believer in that we can’t just stay the same. You know we have great sentiment about this company, none more than me. We have a great attachment here. But the option for us just to continue doing the same thing the same way doesn’t exist now, right. That’s been the conversation we’ve been having over the last couple of years. So I want you really to think about that and say, all right, if you know that, doesn’t this make sense.

All right. We had one up here.

Question: Good morning. There we go. There’s a number of strategic improvement initiatives that we’ve got going on and I just want to understand how we’re going to ensure that those align with Duke?

Answer from Bill Johnson: So first of all we’re going to continue doing all our strategic initiative alignments, right. Everything we’re doing we’re going to continue doing. We’re going to continue with our coal to gas plans, we’re going to continue with Lee and we’re going to continue with all of this.

Now, how are we going to make sure we’re coordinated? It’s no coincidence that Paula, who is head of CBE and the Lean stuff is also our Chief Integration Officer. So my view of this is the next year we’re the same company, that we’re going to be doing the same things we’re doing today only I hope safer, better, faster and cheaper. But let me ask Paula if she wants to add to this.

PAULA SIMS

So I will just add one thing and pile onto something else that Bill and Mark said. So we do need to continue to operate independently. Bill mentioned some of those anti-trust regulations, so it’s important that we continue to operate independently and that we allow the integration process to work through the formal channels that are going to be identified.

To your question specifically around strategic initiatives. At this point we’re continuing as business as usual, but as we get into the integration process there may be some things that we consciously say we’re going to slow down on or that we’re going to stop or defer or accelerate. But that’s going to be much later and so I would just say we don’t want to get ahead of ourselves. We’ve got goals to achieve, financial targets to hit, customers to serve. We have our jobs to do and so we need to focus on doing that and through the integration process if we’re going to change in direction, we’ll try and make that as clear and as communicated as timely as we can. But there’s no plans right now to do anything different.

And then this is just a clarification, it may not be on your minds or confusing to you but I just did want to clarify that this transaction has been contemplated for the last six months but we really are just getting started on integration. There’s a big difference between whether or not you do the merger and the transaction versus how are we going to operate as a company and a lot of these suggestions. So again, we’ll try and get the questions answered as quickly as possible. And I think Mark is right. I think the attitude that we take, it’s awkward here in the beginning, but for those of you who are leaders and managers, just trying to be as optimistic as possible and we’ll work through this as we go in a positive manner with our communities and our employees. Thank you.

BILL JOHNSON

Thank you, Paula.

Question: Good morning, Bill. This is Vejay Desusa. I’m with the Nuclear Generation Group and I just had a question. What I can’t totally figure out is that we say Duke is double our size and when I look at their revenue versus our revenue, it seems like, you know we’re at like a little what, $9, almost $10 billion in revenue, they’re at almost $13 billion. I don’t understand. It seems like it’s a really sweet deal for Duke because on a revenue per megawatt produced we seem to really do much better than them, but maybe I don’t understand some of the behind-the-scenes financials that make it more, you know, make it a good win-win for both of us.

Answer from Bill Johnson: Yeah, that’s a really good question. Thank you for that. When we say they’re twice as big we’re referring to market cap, right. So their outstanding market cap is twice as ours, somewhere in that range. On the revenue side, remember when we talk about revenues we talk about fuel. So you’ve got to take fuel out of net income. You’re probably better off looking at net income numbers rather than revenue when you want to get right down to the profitability, and so they have a number of businesses. They have businesses in South America where they don’t have the fuel element that we have here, right. So they have hydroplants. So they tend to be lower in revenue but have as much net income potential in those businesses, if that makes any sense.

So just on a revenue basis, that’s not a particularly great comparison if you’re looking at financial prowess. Did I get that right, Mark? So if you think about this, put the companies together, our investors get dividend increase, a premium and a better growth rate. That tells you that they are generating pretty good net income and that net income number is going to go up as a part of this.

So you know what’s happening at the Duke meeting, they’re saying it looks like a great Progress deal; how about us?

Question: Bill, Greg Cagle in Legal. We’ve heard you talk about mitigating personnel reductions by attrition and retirement. I just want to ask you if there’s, if you intend to have some sort of incentive program for retirement maybe along the lines of the VERP a few years ago, and if so, when would that be implemented?

Answer from Bill Johnson: How does 1:00 this afternoon sound? So I don’t know the answer to that question. It has been used in these kind of transactions before, either early retirement or an early out for people not retirement eligible. Again, I’m not evading the question, I don’t know the answer to that. We haven’t gotten to that detail but we will look at all, all opportunities here to see what makes the most sense.

As Paula said, you know, deciding to do this is an all-consuming task over a number of months if you do it right and you never actually know until the last moment whether you’re going to do it or not. I mean, some of these negotiations go right up to the last moment and so you really don’t have a great opportunity to answer a lot of these questions until you know you’re actually going to do it. So we’ll get to that question and I think it’s one of the first things that Paula has teed up in the integration planning and as soon as we know something, I hope to be the first to know from Paula, but you’ll be a quick second.

I was waiting for that question though, Greg. Just look at the demographic of the company; that’s a natural question. All right. What else? One up there. If we have somebody with a mike they can go first, but there’s one over here.

Question: Good morning. Albert Hopping of Enterprise Risk Management. So as Progress Energy we intentionally left the unregulated businesses that we had and I know that Duke has some. Can you say anything presently about what our direction will be on that matter?

Answer from Bill Johnson: I can say a little bit on that. So today we’re 100 percent regulated. Duke’s net income is 75 to 77 percent in that range. After this combination the combined is 85 percent regulated and so everything you’ve heard us say so far publicly is that the growth possibilities are primarily from putting capital into the regulated businesses. So exactly what those numbers turn out to be and how long this takes, that remains to be seen. But you know this ... Strategically in the industry most people are moving toward a more regulated base because you have more predictable earnings, all kinds of things. This is a big move in that direction for combined Duke. The growth platform is primarily in the regulated businesses, so I think you can sort of connect those dots and see generally where this is headed.

Did you all get that?

Question: Okay, I know that we’re Progress Energy will get 2 point whatever shares for every one. Well, after the transaction if they do a reverse stock split, we will be back at square one because they’re giving us two and then they’ll take two back.

Answer from Bill Johnson: So let me give you an example of how this works because that’s not what I understand. So today Duke has the largest number of shares out in the market. They have over a billion shares out compared to about 300 million for us, a little less than that. After the transaction, it will be like 2 billion, right. So there’s no particular benefit to having 2 billion shares out there. In fact, it creates a lot of work and let’s just take an example and see if I got this right, Mark. So, and let’s use a simple exchange ratio. Actually you will get 2.615 Duke shares for every Progress share you own, right? That’s the first step. But let’s make it easy and let’s just say it’s two because the math is easier. All right, so you get two shares and let’s say our stock is, well, you get two of theirs at 20, right? So now you have $40 worth of shares. When you go to the 2:1 you now have one share but it’s worth 40. So it’s the same economics you’ve just sort of taken some of the shares out. If you take half the shares out, you’ll double the price of the remaining shares. So this is an administrative convenience; it doesn’t have anything to do with value, so did I get that right, Mark? Because if the deal is we’re giving half of it back, we’re not doing it. I mean that’s ... I may not be a financial expert but I do know that.

Question: Bill, Rich Stevenson here, IT&T. I think it was addressed in the initial conference call and that we still have pending regulatory approval on this. I guess the question, if that’s going to go probably until the end of the year before that’s final, how confident is management that this will go through?

Answer from Bill Johnson: It’s a great question. When you do a combination of regulated companies, you obviously have a lot of regulatory hurdles you have to overcome and so here it looks approval from two federal agencies and two states, North and South Carolina. So one of the reasons this takes six months to think about and talk about is you go through all the steps and see if you meet the tests and whether the regulators will like this and whether they’ll agree to doing it on terms that are amenable to everybody. And so the short answer to your question is we think we have a very good path to regulatory approval on reasonable terms. That’s one of the things that we spent a lot of time on talking about, thinking about.

Now the fact is that in the past several of these combination[s] have hit the rocks in the approval process, but we think we have some unique things here, for example joint dispatch in the Carolinas where there’s 6- to 800 million of savings that go to customers just from operating the system more efficiently. That’s a real benefit to customers that I don’t think any other merger can deliver.

So confident, I’m as confident as I can be about this. Obviously it’s a risk, it’s an unknown but I think it’s ... I think at the end of this we will get approval and it’ll be approvals that will be acceptable.

Question: Lisa with Audit Services. You mentioned that employees will get treated fairly and I have a two-part question, nowhere near as complex as the previous one. The first question is what’s been the, I guess the response from Duke employees, regarding the merger and the second question is you mentioned that you know obviously not everyone’s going to be able to keep their job. Are job reductions going to be, going to occur just in Progress Energy or will there be sacrifices at Duke as well?

Answer from Bill Johnson: Great question. I’m not planning on sacrificing anybody. So you all know the story of Abraham. No. So what’s the Duke employee reaction? I get to see them tomorrow in a meeting similar to this but I’m assured it’s just like yours, right? Now they maybe feel a little differently. They’re the bigger company and the headquarters will be in Charlotte, but I’m sure their reaction is just like yours and those employees have been through two of these in the last 13 years or so, so they’ve had this process a couple of times. It doesn’t make it any easier but I think their reaction is just like ours, what’s it all mean. At the end of the day, what’s it mean to me, right? But I will give a report after I see them tomorrow and the job reduction, if you read what we’ve said, heard what we’ve said, we’ve said there will be impacts in both companies and both companies will do their best to mitigate them. So fair enough?

One back here.

Question: Hey, Bill, Rick Rodrigues, NGG. A question regarding if this will expedite or slow down any plans for new nuclear construction as well as if we have to wait till the switch is flipped before we start lining up financing and if any location is starting to look better more than another at this point.

Answer from Bill Johnson: Yeah, new nuclear questions. So obviously when this transaction’s done, this is a huge company, right. I mean this is a big balance sheet, a good balance sheet, strong credit profile, so this does make new nuclear a much more feasible opportunity for us and I continue to believe that new nuclear’s got to be a big part of the future. If you think about the existing nuclear plants, if they can run 60 years, I’m not convinced we’re going to run them for 80, especially the older smaller ones. They start retiring about 2030 and a lot of them retire in that decade. Today about 20 percent of the energy in this country comes from nuclear and to have that dwindle over a ten-year period with no replacement seems like a bad idea to me. So this positions us much better to actually be in that game when the time comes.

Now there are a couple of things that affect the timing, right? What are customers doing, what’s the EPA regulation look like, what’s gas price? A lot of this gets sorted out over the next couple of years and again we’re in the same spot we’ve been, which is even at a bigger size with a much bigger balance sheet we’re not going to go down this path until we have the right regulatory mechanisms in place to help us finance it as we go along. Even at this size that we will be when we combine, it’s a risky proposition and you have to have the mitigations and the recovery mechanism in place to do that.

And we would also try to do this still on a regional basis with partners. I think, though, especially when people start focusing on that 2030 time frame, the reality of having to do it, not whether you want to do it or not but the reality of having to do new nuclear gets closer. I think it gets closer every day. We can’t line up financing yet. We can’t do anything together yet, right, for the next year but we can think about how we would do this. So we have two COLA applications in, they have one. They have one in South Carolina and we have one in Harrison and one in Florida. Which one goes first could depend on the need in the jurisdiction, what’s the current fuel mix, all kind of things so I can’t predict what would go first. But I think one of them will go but under the conditions I’ve said.

Question: Rodney Wright again, question number two, please sir.

Answer from Bill Johnson: Rodney, you’re killing me, babe.

Question: What can I say? It’s my job. In regard to the question about the merger, what would be or would there be any implications to the company if the merger was denied?

Answer from Bill Johnson: Sure. This is a great question. What happens if you can’t close it, right? That’s the question. You have to get these regulatory approvals and go through a bunch of steps and so if somebody says we’re not going to approve it or you don’t like the terms on which you’re going to approve it and it doesn’t get done, what happens.

Well, we’re still going to be Progress Energy doing what we do. We’ll feel badly. We’ll have gone through some upset. I’m sure the employee base will be upset with me. Fair enough. But as I’ve said you know a number of these have not gotten to the end especially in the last five years. And those companies today are thriving and prospering as stand-alone companies, so it wouldn’t be a good thing, right. The shareholders would probably not like it. We wouldn’t like it but we’d get the lights on the next day and go about our business.

Any more hands out there? You got another one, Rodney?

Question: Hey, Bill. You mentioned anti-trust a minute ago and I was wondering if you could expand on what we can avoid as employees in getting us in that kind of mess.

Answer from Bill Johnson: I could take a stab at that but I’m looking for our lawyer here who actually has a current law license. John McArthur, if you want to, if you want to try that, that would be good.

JOHN McARTHUR

The general counsel at Duke and I will send you a memo in the next, maybe as early as this afternoon that will lay out the specifics so we’re going to try to be clear about it, but in general the two companies need to operate separately during the integration period. So just think about it that way. Commercially, we have to be separate. That’s the basic rule. So memo to come.

Question: Bill, good afternoon. Dan Matul, Supplier Relations. I’m going to ask a question that’s probably on everybody’s mind and I’ll just take one for the team here. If those of us in the room are selected to actually go to Charlotte to work as part of the overall corporate headquarters organization, what will be offered, if anything, in the way of relocation assistance?

Answer from Bill Johnson: That’s another question I can’t answer. We’ve talked about that and talked about the need for that and looked at our existing plans but I don’t think we know more than that and we’ll get Paula to, if John will give her the microphone she’ll—.

PAULA SIMS

Dan, that’s in the top ten so you know things like retirement, relocation, selection process, all of that is very much at the top of the list. They’ve got existing policies, we do. One of the things that we want to do is try and commonize them so that employees are treated fairly in both companies and so that’s just going to take some time but it’s in the top ten and we’re committed to try to get you these questions answered as quickly as possible. I’m sorry if I keep repeating myself.

Question: Alison Board with Supply Chain Strategy. Can you talk about the Duke Energy culture a little bit and whether it aligns with Progress Energy’s especially with respect to the focus on one company and one company attitude?

Answer from Bill Johnson: So how many of you have worked with Duke people in the past? So I think again, at the core of the business we’re in the same business, right? Commitment to customer, commitment to investors, commitment to employees and I think we will find that they’re very similar to us. They believe the same things, they do the same things. Now they’ve had a little different strategy. Mark was describing this. They have a little more complicated company, and so when you hear their management presentations and other things, they’ll tend to be different than ours because they’re in a little different space. But at the heart of it I think we’ll be very similar. You know we’ve known those people 100 years now, been next-door neighbors to them and I don’t know a lot about the Kentucky and Ohio people, but I think they’re probably the same too. You know if you’re in a utility business, it attracts a certain kind of person. A person that’s attracted to that mission every day, right? That’s why we work here.

So I think that we’ll find them to be very similar and I’m sort of counting on that. And you know they’re going to hear what you hear from me, leadership, alignment, engagement. So we’ll be very similar and we will drive those similarities home, we’ll capitalize on them. That’s the business we’re in.

How about one more because I have to get a little work out of you today.

Question: Hi, Jennifer Azaria with IT&T. I read online that with the Duke and Cinergy merger there were about 1,500 jobs that were reduced and there’s speculation online that with this merger that number will be less than that. Can you provide any insight on that?

Answer from Bill Johnson: I read the same thing online and have no idea whether the first part of it is true. You know there’s a lot of things on there that are not true. In this combination we don’t have a number. We keep saying that and the press keeps saying give us the number. We really don’t have a number. Now we will know over time what we need to do and what the organization will look like. Then again, my commitment is that we’re going to be clear, transparent, up front about this but today we really don’t know. Again, this is what Paula will be doing with the functional area, more of the business functions’ leaders. So we’ll get around to that but again, think about what I told you, attrition, management of vacancies, retirements. That’s going to put us on a good head start of whatever the number is.

All right. Thank you for being here. I really do appreciate it. There’s a couple of things I’m going to ask of you. First of all, a little patience and understanding as we go forward. As you heard today, there’s a lot of things we don’t know; when we know them we’ll tell you. If you want to know something or you don’t understand something, ask. You can ask me, you can ask your manager, you can ask anybody in senior management. Don’t make up your own story, right. Let’s all have the same story and the one that’s based on the facts.

Three, today, tomorrow, the rest of this year what are we going to focus on first? Right. We’re going to focus on safety first. We’re going to focus on our jobs. We’re going to focus on doing what we need to do to serve those customers and help our fellow employees every day. That never is going to change. It doesn’t matter the corporate name or whatever, that’s never going to change. So let’s have a positive attitude, let’s be a little bit patient, if we’ve got a question, let’s ask it and let’s go back to work.

Thank you for being here. I appreciate it very much.